SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of: December 2006

ADECCO SA

(Exact name of Registrant as specified in its charter)

Commission # 0-25004

Sägereistrasse 10

CH-8152 Glattbrugg

Switzerland

+41 1 878 88 88

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F]

Form 20-F      X            Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]

Yes                      No      X

Attached:

-    Director’s Dealings: Philippe Marcel

Directors’ Dealings

Transactions in Adecco securities by Directors and Senior Management

1. Details of the Liable Person

1.1 Family Name	Marcel

1.2 Forename	Philippe

1.3 Street	Adecco, 4, rue Louis Guérin,

1.4 Postcode /City / Country	6900 Villeurbanne, France

1.5 Function	Non-executive member of the Board of Directors

1.6 This transaction has been executed not by the liable person, but by or on behalf of a person closely associated with the liable person.	No

2. Details of the product acquired / sold

2.1 Type of transaction	Sale

2.2 Type of security	Call option

2.3 Key conditions attached to unlisted conversion and purchase rights and financial instruments (e.g. exercise price, exercise period, duration, american/european style, etc.)

1000 calls 12 March 2007 if CHF 11.50 is reached

1000 calls 12 March 2007 if CHF 12.30 is reached

1000 calls 12 March 2007 if CHF 13.50 is reached

1000 calls 12 June 2007 if CHF 16.00 is reached

1000 calls 12 June 2007 if CHF 18.00 is reached

2.4 Number of units traded	5000 calls

2.5 Price received	Not yet – only if the target price is reached

2.6 Date of trade and place („relevant binding transaction“)	Order sent on December 11th, 2006

2.7 Reason for transaction (optional)	—

Lyon, December 12th, 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADECCO SA
(Registrant)

Dated: 13 December 2006	By:	/s/ Dominik de Daniel
Dominik de Daniel
Chief Financial Officer

Dated: 13 December 2006	By:	/s/ Hans R. Brütsch
Hans R. Brütsch
Corporate Secretary